OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)1/

Southwest Bancorporation of Texas, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

84476R109

(CUSIP Number)

April 16, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

1/The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

13G
CUSIP No. 84476R109			Page 2 of 5 Pages

1.	Name of Reporting Person: Robert C. McNair		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,828,300

		6.	Shared Voting Power: 360,292

		7.	Sole Dispositive Power: 3,828,300

		8.	Shared Dispositive Power: 360,292

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,188,592

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.97%

12.	Type of Reporting Person: IN

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

Southwest Bancorporation of Texas, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4400 Post Oak Parkway
Houston, Texas 77027

Item 2(a).	Name of Person Filing:

Robert C. McNair

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4400 Post Oak Parkway, Suite 1400
Houston, Texas 77027

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.00 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

84476R109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a) Amount Beneficially Owned:

The reporting person is or may be deemed to be the beneficial owner of 4,188,592 shares of Common Stock that are held directly as follows:

(i) 3,622,700 shares by Robert C. McNair, individually;
(ii) 205,600 shares by RCM Financial Services, L.P. of which the reporting person owns indirectly or directly all of the general and limited partner interests;
(iii) 74,600 shares by the Robert and Janice McNair Educational Foundation, of which the reporting person is a member of the Board of Trustees, Chairman and Chief Executive Officer; and
(iv) 285,692 shares held by the Robert and Janice McNair Foundation, of which the reporting person is one of two trustees.

Page 3 of 5 Pages

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the reporting person disclaims beneficial ownership of the shares held by the Robert and Janice McNair Educational Foundation.

	(b)	Percent of Class:

5.97%(1)

	(c)	Sole power to vote or to direct the vote:	3,828,300(2)
		Shared power to vote or to direct the vote:	360,292(3)
		Sole power to dispose or to direct the disposition of:	3,828,300(2)
		Shared power to dispose or to direct the disposition of:	360,292(3)

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Page 4 of 5 Pages

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2005

Date

/s/ Robert C. McNair

Signature

Robert C. McNair

Name/Title

(1)	Based on 70,143,246 shares of Common Stock outstanding on March 9, 2005, as reported by Southwest Bancorporation of Texas, Inc. on its Annual Report on Form 10-K for the year ended December 31, 2004.

(2)	Represents 3,622,700 shares of Common Stock held directly by the Reporting Person and 205,600 shares of Common Stock beneficially owned by the Reporting Person and held directly by RCM Financial Services, L.P., of which the Reporting Person owns directly or indirectly all of the general and limited partnership interests.

(3)	Represents 74,600 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person and owned directly by the Robert and Janice McNair Educational Foundation and 285,692 shares of Common Stock beneficially owned by the Reporting Person and owned directly by the Robert and Janice McNair Foundation.

Page 5 of 5 Pages